

May 20, 2013

Via E-mail
David Power
Vice President, Market Strategy and Execution,
Corporate Treasury
RBC Covered Bond Guarantor Limited Partnership
Royal Bank of Canada
155 Wellington Street West
14th Floor
Toronto, Ontario
Canada M5V 3K7

> **Re:** **RBC Covered Bond Guarantor Limited Partnership**
> **Form 10-K for Fiscal Year Ended October 31, 2012**
> **Filed January 29, 2013**
> **File No. 333-181552-01**

Dear Mr. Power:

We have reviewed your response to our letter dated April 30, 2013 and have the following comment. Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Item 15 – Exhibits and Financial Statement Schedules, page 3

Exhibit A to Exhibit 33.1

1.   We note your response to comment 3 of our letter dated April 30, 2013, that the Guarantor and the Bond Trustee consented to a waiver with respect to the Cash Manager's noncompliance with a covenant in the Cash Management Agreement. We also note that the Guarantor and the Bond Trustee determined, given the immaterial nature of the breach and given that the Cash Manager committed to rectify such breach on a going forward basis, there was no need to notify the holders of the covered bonds of the waiver. Please note that a waiver of a noncompliance with a covenant in a transaction agreement does not also result in the waiver or preclusion of a finding of a material instance of noncompliance with the servicing criteria outlined in Item 1122 of Regulation AB. While we note your response that it was determined that the breach was immaterial

for purposes of the Cash Management Agreement, it is not clear to us that the instance of noncompliance with the servicing criteria was immaterial for purposes of Item 1122 disclosure. Therefore, please provide us with an analysis to explain how this instance of noncompliance does not constitute a material instance of noncompliance under Item 1122, or in the alternative, amend the Form 10-K to identify the material instance of noncompliance with Item 1122 as described in your response. Your disclosure in an amended filing should, at a minimum, address the following:

- The extent and scope of such material instance of noncompliance, including any material impacts or effects as a result of such material instance of noncompliance that have affected payments or expected payments on the asset-backed securities; and
- The party's current plans, if any, or actions already undertaken, for remediating such material instance of noncompliance or the impacts caused by such material instance of noncompliance.

You may contact Lulu Cheng, Special Counsel, at (202) 551-3811, or me at (202) 551-3850, if you have any questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief

cc: Jerry R. Marlatt